March 26, 2014

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Larry L. Greene

Re:	Tortoise Energy Infrastructure Corporation (the “Company”)

File Numbers 811-21462 & 333-193874

To the Commission:

On February 11, 2014, the Company filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-14 (the “Registration Statement”) relating to the proposed mergers (the “Mergers”) of Tortoise North American Energy Corporation (“TYN”) and Tortoise Energy Capital Corporation (“TYY” and together with TYN and the Company, each a “Fund and collectively, the “Funds”) with and into the Company. The Company received comments on the Registration Statement from Christina DiAngelo Fettig and Larry L. Greene of the Commission staff by telephone call with the undersigned. The following sets forth the comments of the Commission staff and the Company’s responses to those comments. Unless otherwise noted, all page references are to the Registration Statement. The Company has simultaneously filed Pre-Effective Amendment No. 1 to the Registration Statement to respond to the comments received from the Commission staff.

Accounting Comments

1. Comment: Please provide an updated auditor’s consent with the Company’s next filing.

Response: The requested consent has been provided.

2. Comment: Please provide the staff the accounting survivor analysis used to determine that Tortoise Energy Infrastructure Corporation should be the surviving entity of the mergers.

Response: In analyzing which of the Funds should be the accounting survivor the Board of Directors and investment adviser of the Funds looked at the following factors: (i) the management structure of each Fund; (ii) the composition of the investment portfolio of each Fund; (iii) the investment objectives and policies of each Fund; (iv) the expense structure of each Fund; and (v) each Fund’s relative asset size. In this case, the Funds have the same investment adviser, have very similar portfolio compositions, have the same investment objective and very similar investment policies and have similar expense structures. These facts, in combination with the fact that the Company has the largest asset size and is the oldest of the Funds, led to the conclusion that the Company should be the accounting survivor.

3. Comment: The fourth paragraph of the stockholder letter provides that the “[t]he reason for the merger of each Fund is the similarity of investment objectives, strategies and portfolios as well as……” Please revise this sentence to more clearly articulate the reasons for the mergers.

Response: The disclosure has been revised as requested.

4. Comment: Please introduce the idea that the two mergers are not contingent upon one another earlier in the “Questions and Answers” section.

Response: The disclosure has been revised as requested.

5. Comment: Please revise the disclosure under the heading “Will I have to pay any sales load, commission or other similar fees in connection with the Mergers?” in the “Questions and Answers” section to add the totals costs of each merger. Please also change the reference from “three quarters” to a number of months in the last sentence of this disclosure and provide the staff the calculations used to arrive at the numbers provided in this disclosure.

Response: The disclosure has been revised as requested and the requested calculations have been provided via e-mail.

6. Comment: Please revise the disclosure under the heading “Summary – The TYY Merger” to expand on what additional actions the Board may consider if the merger is not approved.

Response: The referenced disclosure has been removed and revised.

7. Comment: The numbers in the Fee and Expense Table are in certain cases slightly different than the numbers shown in the audited financial statements. Please revise these differences, or if they are the result of rounding, please explain that in the disclosure.

Response: As is described in the paragraph preceding the table, the table reflects fixed expenses for a trailing 12-month period and variable expenses assuming each Fund’s capital structure as of November 30, 2013. As such, the numbers in the table will be slightly different than the corresponding numbers from the audited financial statements.

8. Comment: Please format the Fee and Expense Table like the similar table found in the most recent post-effective amendment filed by Tortoise Energy Infrastructure Corporation.

Response: The disclosure has been revised as requested.

9. Comment: The third paragraph under the heading “Further Information Regarding the Mergers” on page 6 provides that the mergers may fail to qualify as tax-free reorganizations if TYG, TYY or TYN fails to qualify as a “diversified” investment company. Please revise the disclosure to explain what is meant by diversification.

Response: The Company attempted to explain the diversification concept in the paragraph immediately preceding the referenced paragraph. The Company has revised the disclosure to make this concept easier to understand.

10. Comment: The net assets numbers disclosed in the Capitalizaiton Table under the heading “Pro Forma Combined Fund TYY and TYN into TYG” do not sum. Please revise this disclosure. Please also revise the Capitalization Table to add line items for the number of shares outstanding and the net asset value per share for each scenario.

Response: The disclosure has been revised as requested.

11. Comment: Please revise the expense numbers in footnote three to the Capitalization Table so they are as of November 30, 2013.

Response: The costs of the Mergers are allocated to each fund on a pro rata basis determined by the relative net asset value of each Fund at the time the expense is incurred. The estimated expenses footnote three to the Capitalization Table are based on relative net asset values at February 28, 2014. The Company believes using the most recent practicable date provides stockholders with the most up to date and meaningful information.

12. Comment: Please disclose the amount of any net operating losses for each entity and when they expire.

Response: The disclosure has been revised as requested.

13. Comment: Please revise the narrative pro-forma financial statements as follows: (i) identify the accounting survivor; (ii) in footnote two provide the costs that will be incurred whether or not the mergers are consummated; (iii) please explain to the staff why tax adjustments were not shown in the pre-tax adjustments; (iv) add disclosure regarding the impact on net assets; and (v) disclose the amount of any net operating losses and their expiration date.

Response: The disclosure has been revised as requested and the Company has added the previously not shown tax adjustments.

Non Accounting Comments

1. Comment: Please confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the 1933 Act.

Response: The Company hereby makes such confirmation.

2. Comment: Please provide proxy cards in the Company’s next filing.

Response: The proxy cards have been provided as requested.

3. Comment: Please confirm to the staff whether Tortoise Energy Infrastructure Corporation, Tortoise Energy Capital Corporation and Tortoise North American Energy Corporation all utilize the same methodology for calculating net asset value.

Response: The Company hereby makes such confirmation.

4. Comment: Disclosure in the first Q&A in the “Questions and Answers” section provides that the funds have “similar investment objectives and investment strategies.” Please note the major differences between the funds’ investment objectives and strategies.

Response: The disclosure has been revised as requested.

5. Comment: Disclosure under the table in the first Q&A in the “Questions and Answers” section references the term “fractionate.” Please explain what this term means.

Response: For the information of the staff “fractionate” means to separate a certain quantity of a mixture into a number of smaller quantities in which the composition varies according to a gradient. The disclosure has been revised as requested.

6. Comment: Please delete the last sentence of the second Q&A in the “Questions and Answers” section.

Response: The disclosure has been revised as requested.

7. Comment: Please delete the table titled “Management fees as a % of Managed Assets” in the second Q&A in the “Questions and Answers” section on page ii.

Response: The investment advisory agreement for each of the Funds calculates the fee payable to the Funds’ investment advisor based on the defined term Managed Assets. The presentation of the management fees in the referenced table are thus consistent with the relevant investment advisory agreements and provide meaningful disclosure to investors regarding fees payable by the Funds. As such, the disclosure has not been revised.

8. Comment: The fifth bullet under the heading “Background and Reasons for the Proposed Mergers” references expected cost savings. Please provide the table required by Item 22(a)(3)(iv) of Schedule 14A.

Response: Item 22(a)(3)(iv) of Schedule 14A requires a table if an “action to be taken would, directly or indirectly, establish a new fee or expense or increase any existing fee or expense.” The management fee for the combined fund is not a new fee and will be either the same or lower than the management fee currently paid by the merging funds. The management fee for the combined fund is discussed in several places in the joint proxy statement/prospectus.

9. Comment: Please delete footnote eight to the Fee and Expense Table.

Response: The Company believes that footnote eight provides relevant disclosure to stockholders. In addition, it follows disclosure patterns previously agreed upon with the Commission’s accounting staff. To be consistent with the location of such disclosure in filings of other funds within the same fund complex as the Company, the Company has moved the table contained in footnote eight later in the document under the heading “Compensation and Expenses.”

10. Comment: Disclosure in the first full paragraph on page 21 indicates that the combined fund would have managed assets of approximately $3.7 billion as of December 31, 2013. Please reconcile this with disclosure in the second to last bullet on page 20 that indicates the market capitalization of the combined fund would be approximately $2.2 billion as of December 31, 2013.

Response: Managed Assets is defined in the disclosure as total assets (including any assets attributable to any leverage that may be outstanding but excluding any net deferred tax assets) minus the sum of accrued liabilities other than (1) net deferred tax liabilities, (2) debt entered into for purposes of leverage and (3) the aggregate liquidation preference of any outstanding preferred stock. Market Capitalization is calculated by taking the number of issued and outstanding shares of common stock and multiplying by the price per share. The Company expects that Managed Assets and Market Capitalization will be different at any given time and the disclosure is correct as written.

11. Comment: Disclosure on page 22 under the heading “Investment Objective” provides that “total return includes capital appreciation of, and all distributions received from, securities in which TYG invests regardless of the tax character of the distributions.” Is this a reference to return of capital? If yes, please explain.

Response: The disclosure has been revised to provide more clarity to the discussion of total return. The reference to “regardless of the tax character of distributions” does reference potential for all or a portion of the distributions to the Company’s common stockholders to be characterized as return of capital. However, distributions to the Company’s common stockholders have been comprised of 100% income for the last three fiscal years, so the Company does not feel discussion of return of capital would be appropriately included here. A discussion of the tax character of the Company’s distributions is included under the heading “Certain Federal Income Tax Matters - Federal Income Taxation of Common and Preferred Stock”.

12. Comment: Disclosure on page 29 under the heading “Comparison of the Funds” references a margin loan facility for TYN. Please explain to the staff what a margin loan facility consists of.

Response: A margin loan facility is a program though which a lending institution allows an individual or entity to borrow money based upon the amount of assets held by the borrower, which are pledged as collateral.

13. Comment: Please add a paragraph above or below the “Comparison of Funds” table that summarizes the major points in the table.

Response: The disclosure has been revised as requested.

14. Comment: Please revise the disclosure on page 82 relating to issuances below net asset value to convey the fact that the 25% limitation does not limit the number of times the Company may sell shares below net asset value.

Response: The disclosure has been revised as requested.

15. Comment: Please delete the reference to TYG in the first line of the first sentence in Proposal 2.

Response: The disclosure has been revised as requested.

16. Comment: In the last paragraph on page 80 please change the phrase “may conflict” to “will inherently conflict.”

Response: The Company does not believe that the requested change is appropriate because there are circumstances when the issuance of additional shares would not inherently put the interests of the Company’s adviser in conflict with the interests of the Company and its stockholders. One such circumstance would be if the adviser believed that the proceeds of the issuance of additional shares would be used to make investments that would lead to long-term increases in distribution growth to the Company’s stockholders. As such, the Company has not revised the disclosure.

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If you have any questions or comments, please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Very truly yours,

Eric J. Gervais